Exhibit 23.4

CONSENT OF Wohlers Associates, Inc.

We hereby consent to the inclusion in the Registration Statement on Form F-1 of Objet Ltd., (formerly known as Objet Geometries Ltd.), and any amendments thereto (the “Registration Statement”), of references to information contained in the attachment hereto marked Annex A. We further consent to the inclusion of this consent as an exhibit to such Registration Statement and to all references to us contained in such Registration Statement, including in the prospectus under the heading “Experts.” No changes will be made to the information in Annex A without the written consent of Wohlers Associates, Inc.

By:

Name:	Terry Wohlers

Principal Consultant & President

Wohlers Associates, Inc.

28 March 2011

Annex A:

Inkjet-Based Technology

According to Wohlers Associates, inkjet-based technology has several characteristics that offer competitive benefits, including the following:

•                  Flexible rubber and plastic-like materials: Inkjet-based technology is currently unique in its ability to print parts made of soft, flexible, rubber-like materials in an office environment. Such materials enable a unique user experience that simulates many end products and is specifically useful in simulating gaskets, seals, hinges, shoe soles, tires and many other soft-touch applications.

•                  Multi-material printing: Inkjet-based technology is currently the only technology that allows the application of two materials jetted simultaneously. This opens up new applications for 3D printing, which are appealing for consumer products. For example, consumer device parts, such as keypad buttons in mobile phones and other electronic products, require a particular tactile feel for the consumer. Using multi-material printing, prototypes of such parts can be printed with two different materials, including a softer material that is used for keypads.

•                  Composite materials: Composite materials allow parts to more closely simulate the actual material of the final end product. Inkjet is currently the only technology that enables on-demand mixing of two separate materials into a new material whose properties are distinct from either one of the individual materials. For example, a user can control the flexibility of a product, such as a shoe sole, with a specific user defined composite material mix of hard and soft materials.

•                  Transparency: Inkjet-based technology is currently unique in its ability to offer transparent material printing in an office environment system. Transparency is a desired feature in the design and engineering industry, and is applicable in automotive, consumer products and consumer electronics. The main applications are lighting components, tubing and piping, package optimization and fluid analysis.  Furthermore, the combination of transparency with inkjet technology’s multi-material ability creates an opportunity for new applications of 3D printing. One example of the use of transparency is for the creation of educational models for medicine, where a model of a skull can be created with a transparent material with individual opaque parts within the skull, such as teeth, nerves, and blood vessels.

•                  Accuracy: Inkjet-based technology offers highly accurate printing by depositing photopolymer in layers as thin as 16 microns and at 600 dots per inch (dpi) in the horizontal plane. This allows inkjet-based printers to create accurate parts with a smooth surface finish. Accuracy is a critical attribute for many industrial applications.